

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Adam B. Remis
Chief Financial Officer
InnSuites Hospitality Trust
InnSuites Hotels Centre
1625 E. Northern Avenue
Suite 105
Phoenix, AZ 85020

> **Re: InnSuites Hospitality Trust**
> **Form 10-K**
> **Filed May 1, 2013**
> **File No. 001-07062**

Dear Mr. Remis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure of the non-GAAP financial measures Adjusted EBITDA and funds from operations in your Form 10-Q for the interim period ended October 31, 2013. Please tell us why you have not provided such metrics within your annual periodic filings given your beliefs regarding the benefit of providing such metrics. In addition, to the extent management continues to utilize such measures, please provide such metrics in your future periodic (i.e., interim and annual) filings.

Properties, page 5

2.   We note your statement on page 3 that the hotels operate as moderate and full service hotels. In future Exchange Act periodic reports, please revise to briefly explain what you mean by moderate and full service hotels. In addition, please disclose whether each property is full service, select service or limited service, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip at (202)551-3573 or Jennifer Monick, Senior Staff Accountant, at (202)551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel